Cawley, Gillespie & Associates, Inc.
PETROLEUM CONSULTANTS

306 FORT WORTH CLUB BUILDING
306 WEST SEVENTH STREET
FORT WORTH, TEXAS 76102-4987
(817) 336-2461
FAX (817) 877-3728

1000 LOUISIANA
SUITE 625
HOUSTON, TEXAS 77002-5008
(713) 651-9944
FAX (713) 651-9980

CONSENT OF CAWLEY, GILLESPIE & ASSOCIATES, INC.

To: **The Board of Directors of Provident Energy Ltd.**

Reference: **Renewal Annual Information Form
of Provident Energy Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 29, 2006 (the "AIF") and the Form 40-F of the Trust.

Cawley, Gillespie & Associates, Inc. ("CGA") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by BreitBurn Energy Company LLC. We understand that the AIF and the Form 40-F contain references to the CGA Report dated February 1, 2006 (the "Report") and to our having evaluated the oil and natural gas reserves in respect of these properties. Summaries of and excerpts from the Report are included in the Form 51-101F1. The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form 51-101F2 of CGA dated February 27, 2006.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

Dated this 22nd day of March 2006.

Yours very truly,

Cawley, Gillespie & Assoc., Inc.

CAWLEY, GILLESPIE & ASSOCIATES, INC.